July 24, 2015


Tony Ramos
President
Southern Tier Region Rural Broadband Company, Inc.
1050 Connecticut Avenue, N.W.
10th Floor
Washington, D.C. 20036

       Re:    Southern Tier Region Rural Broadband Company, Inc.
              Amendment No. 1 to Offering Statement on Form 1-A
              Filed June 29, 2015
              File No. 024-10456

Dear Mr. Ramos:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the
Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets;
(ii) assets
       consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. As it appears that you are a shell company, please prominently disclose at the onset of your offering circular that Southern
       Tier Region Rural Broadband Company, Inc. is currently a shell company. Tony Ramos
Southern Tier Region Rural Broadband Company, Inc.
July 24, 2015
Page 2

2. Please confirm that the company is not a blank check company for purposes of Rule 419 of the Securities Act, and provide us with the analysis whereby you made your determination. Please refer to Rule 251(b)(3) of Regulation A, effective June 19, 2015, which addresses issuer eligibility. As appropriate, please revise your offering circular to disclose that the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Part I

Item 3. Application of Rule 262

3. We note that in Part I, Item 3 you certified that disclosure of prior disqualification events, as required by Rule 262(d) of Regulation A, was provided in Part II of the offering statement. It appears that no such disclosure has been provided. Please include this disclosure in the filing. We note, for example, a December 2013 final order issued by the
          State of Florida Office of Financial Regulation.

Item 6. Unregistered Securities Issued or Sold Within One Year

4. We note that you have checked the box that there have been no sales of unregistered securities within the last year. However, we note the disclosure in your initial offering circular filed June 23, 2015 that 300,000 shares were sold privately to "those persons listed in this Offering Statement, and in addition: A. Michael D. Lang, registered broker at Wells Fargo; B. Collen Erhart; and C. Anthony J. Castaldo." Please confirm that there have been no unregistered sales of securities by the issuer in the last year or revise accordingly.

Part II

Item 8. Security Ownership of Management and Certain Security Holders, page 23

5. It appears that you are incorporating by reference the information contained in your private placement offering statement. If so, please file the private placement memorandum as a Part III exhibit to the Regulation A offering statement.

Item 10. Securities Being Offered

D. Balance Sheet, page 32

6. Please provide complete financial information and financial statements as required by the
          General Instructions to Form 1-A, Item 1 and Part F/S.
 Tony Ramos
Southern Tier Region Rural Broadband Company, Inc.
July 24, 2015
Page 3

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, we remind you that it is that entity's responsibility to do so prior to qualification of your offering statement.

       In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

       should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

       the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

       the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Justin Kisner, Staff Attorney, at (202) 551-3788, Kathleen Krebs,
Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.


                                                              Sincerely,

                                                              /s/ Kathleen
Krebs, for

                                                              Larry Spirgel
                                                              Assistant
Director